July 1, 2022 VIA EDGAR SUBMISSION Ms. Eiko Yaoita Pyles, Staff Accountant Ms. Melissa Gilmore, Senior Staff Accountant Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F St., NE Washington, DC 20549-7010 Re: United States Steel Corp Form 10-K For the Fiscal Year Ended December 31, 2021 Filed February 11, 2022 Form 8-K furnished on January 27, 2022 File No. 001-16811 Dear Ms. Pyles and Ms. Gilmore: United States Steel Corporation (“U. S. Steel,” “we” or “our”) hereby submits a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings, set forth in your letter dated June 18, 2022. For convenience, we have reproduced the comment provided in your letter (in bold and quotation marks), and our response immediately follows it. Form 8-K furnished on January 27, 2022 Exhibit 99.1 1. “We note that in calculating the adjusted net earnings for the period and year ended December 31, 2021, you removed effect of the net reversal of tax valuation allowance, although you appear to have reported cumulative adjusted net earnings. Pursuant to Question 102.11 of the non-GAAP C&DIs, current and deferred income tax expense commensurate with the non-GAAP measure of profitability should be included in a performance measure. Please revise to omit such adjustments in future filings and earnings presentations.” Response: We acknowledge the Staff’s comment, and in response thereto, we advise the Staff that in future filings and earnings presentations, we will exclude the tax adjustment related to our valuation allowance, as described above.

Please contact me (412-433-1105), or, in my absence, Manpreet Grewal, Vice President, Controller & Chief Accounting Officer (412-403-7159) with any questions. With respect to any legal issues, please contact Duane Holloway, Senior Vice President, General Counsel and Chief Ethics & Compliance Officer (412-433-1110) directly. Sincerely, /s/ Christine S. Breves Christine S. Breves Senior Vice President & Chief Financial Officer cc: Manpreet S. Grewal Duane D. Holloway, Esq. Megan A. Bombick, Esq. Pam Schlosser, PwC